Exhibit 99.1

News Release #5/2014
2014-04-02

Boleo Project shareholder loans converted; Baja and KORES reach agreement in principle for deferral of manganese production decision, distribution policy and dilution related to possible future cash calls

Vancouver, April 02, 2014 - Baja Mining Corp. (the “Company” or “Baja”) (TSX-V: BAJ - OTCQB: BAJFF) announces that it is joining Korea Resources Corporation (“KORES”) and the other members of the Korean Consortium in converting all of the outstanding shareholder loans of Minera y Metalúrgica del Boleo S.A. P.I. de CV. (“MMB”) into equity of MMB (the “Conversion”). The Conversion is intended to assist MMB in obtaining further financing for the Boleo Project and in its efforts to restructure its existing project financing. Baja and KORES have also agreed in principle on certain terms to be included in a new MMB shareholders agreement (the “New Shareholders Agreement”) proposed to replace the current MMB shareholders agreement (the “2010 Shareholders Agreement”).

The Conversion

Pursuant to the Conversion:

  Baja has agreed to convert its US$94 million of shareholder loans into MMB equity and the restructure of the accrued and unpaid interest on such loans amounting to US$28 million into a separate promissory note with an interest rate of 4% per annum;

  KORES and the other members of the Korean Consortium have also agreed to the Conversion in respect of their shareholder loans and the restructure of the accrued and unpaid interest; and

  In connection with the Conversion, KORES has agreed that the interest rate applicable to the KORES- MMB loan facility of US$419 million, which replaced the US EXIM facility novated and assumed by KORES in November 2012, is reduced from 13% to 4% per annum effective from December 31, 2013.

Agreement regarding New Shareholders Agreement

The Company is pleased to announce that it has agreed in principal with KORES on certain terms to be included in the proposed New Shareholders Agreement.

Manganese production decision and payments:

Under the 2008 Share Purchase Agreement between Baja and Korean Consortium, Baja is required to repay a US$10 million purchase consideration deposit to the Korean Consortium if a decision is made not to produce manganese at the Boleo Project by the final economic completion date (the “Manganese Decision Date”). The Korean Consortium is required to pay Baja US$13 million if a decision is made to produce manganese at the Boleo Project by the Manganese Decision Date. No decision respecting the production of manganese is expected to be made by the Manganese Decision Date in accordance with the process outlined in the2008 Share Purchase Agreement.

Baja and KORES have agreed that the New Shareholders Agreement will provide once the Boleo Project has started paying cash dividends and the MMB board has decided in good faith not to proceed with the

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News Release #5/2014
2014-04-02

development of manganese at the Boleo Project, Baja will pay the Korean Consortium the US$10 million out of cash flows paid to Baja from the Boleo Project. This defers the possibility of Baja having to make this payment and ensures that it will have the funds it will need to make the refund payment if it is required. If the MMB board decides in good faith to proceed with the development of manganese at the Boleo Project, the Korean Consortium will pay Baja the US$13 million out of cash flows paid to the Korean Consortium from the Boleo Project.

Distribution policy:

Baja and KORES have agreed in principle to include in the New Shareholders Agreement a distribution policy that excess cash flows from the Boleo Project will be distributed to MMB’s shareholders after certain priority debt service and principal repayments have been made.

Future cash calls:

Baja is not required to make any equity contribution unless the total Boleo Project funding cost is greater than US$1,751,190,000. Baja and KORES have agreed that the New Shareholders Agreement will provide that:

  If Baja is asked to make a contribution pursuant to a future cash call in connection with new funding greater than US$1,751,190,000 and Baja does not make its proportionate contribution, the non- defaulting MMB shareholders will have the right to contribute on behalf of Baja. If the contribution is made by way of loan, the non-defaulting shareholder who lends instead of Baja may convert such loan into MMB equity and Baja will be diluted based on a dilution formula agreed between KORES and Baja;

  For illustrative purposes, if there is a US$100 million cash call funded entirely by equity contributions, should Baja not contribute in proportion to its current 10% shareholding in MMB, Baja’s 10% interest would be diluted to approximately 8.9%;

  In respect of a cash call where some portion of the cash call attributable to other MMB shareholders is satisfied by a loan rather than an equity contribution to MMB, the specifics of dilution remain under discussion, but in any event will be no more severe to Baja than that for an all equity cash call.

Despite having reached agreement with KORES on the above points, a variety of other issues remain to be agreed in the New Shareholders Agreement. The Company expects to continue to negotiate these remaining terms with KORES. The agreement of the Korean Consortium is also required for any amendments to the 2008 Share Purchase Agreement and the 2010 Shareholders Agreement in addition to the agreement of KORES. Baja will provide an update on the status of the New Shareholders Agreement in due course.

For further information, please contact Baja’s Interim CEO Tom Ogryzlo at 604-685-2323 or via email at info@bajamining.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This press release contains forward-looking statements or forward-looking information (forward-looking statements). These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. Forward-looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements

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contained in this press release are based on our current estimates, expectations and projections, which the Company believes are reasonable as of the current date. Actual results could differ materially from those anticipated or implied in the forward-looking statements and as a result undue reliance should not be placed on them. Additional risks and uncertainties can be found in the Company’s reporting documents filed on SEDAR (www.sedar.com), including its Management Discussion and Analysis and Annual Information Form. Forward-looking statements are given only as at the date of this news release and the Company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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